SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                             ----------------------

                     AMERICA FIRST APARTMENT INVESTORS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    02363X104
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             ----------------------

          Michael L. Ashner                                David J. Heymann
        Winthrop Realty Trust                         Post Heymann & Koffler LLP
           7 Bulfinch Place                           Two Jericho Plaza, Wing A
              Suite 500                                       Suite 111
     Boston, Massachusetts 02114                       Jericho, New York 11753
            (617) 570-4614                                  (516) 681-3636

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO.  02363X104                   13D/A

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Winthrop Realty Trust
      I.R.S. I.D. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     1,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  02363X104                   13D/A

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WRT Realty L.P.
      I.R.S. I.D. No. 20-1457531
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 8 amends certain information contained in the Schedule 13D filed jointly by Winthrop Realty Trust (formerly known as First Union Real Estate Equity and Mortgage Investments), an Ohio business trust, and WRT Realty L.P. (formerly known as First Union REIT, L.P.), a Delaware limited partnership (collectively "Winthrop"), with respect to its ownership interest America First Apartment Investors, Inc., a Maryland corporation, on October 6, 2005, as amended by Amendment No. 1 to Schedule 13D dated November 18, 2005, as further amended by Amendment No. 2 to Schedule 13D dated November 30, 2005, as further amended by Amendment No. 3 to Schedule 13D dated January 4. 2006, as further amended by Amendment No. 4 to Schedule 13D dated February 1, 2006 as further amended by Amendment No. 5 to Schedule 13D dated May 31, 2006, as further amended by Amendment No. 6 to Schedule 13D dated September 28, 2006, and as further amended by Amendment No. 7 to Schedule 13D dated April 11, 2007 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

      Item 4. Purpose of Transaction.

      Item 4 is hereby amended by adding the following:

      On June 25, 2007, Winthrop sold 793,956 Shares in open market transactions.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated to read as follows:

      (a) As of the close of business on June 25, 2007, Winthrop directly owned 1,000 Shares representing less than 1% of the total outstanding Shares. The foregoing is based upon 11,046,111 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2007 filed with the Securities and Exchange Commission on May 8, 2007.

      (b) Winthrop has the sole power to vote and dispose of 1,000 Shares owned by Winthrop.

      (c) The only transactions that Winthrop effected during the past sixty days with respect to Shares is the sale of a total of 793,956 Shares in open market transactions on June 25, 2007 for a sales price per share of $25.02.

      (d) Not applicable

      (e) Winthrop ceased to be the beneficial owner of more than five percent of the Company's common stock on June 25, 2007.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 27th day of June, 2007.

                                    WINTHROP REALTY TRUST


                                    By: /s/ Michael L. Ashner
                                        ----------------------------------------
                                        Michael L. Ashner
                                        Chairman and Chief Executive Officer


                                    WRT REALTY L.P.


                                    By: Winthrop Realty Trust
                                        General Partner


                                        By: /s/ Michael L. Ashner
                                            ------------------------------------
                                            Michael L. Ashner
                                            Chairman and Chief Executive Officer